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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

[SBS BROADCASTING LOGO]

FOR IMMEDIATE RELEASE

SBS BROADCASTING WITHDRAWS REGISTRATION STATEMENT FOR
SECONDARY AND PRIMARY EQUITY OFFERING

LUXEMBOURG, July 11, 2003—SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has filed a request to withdraw its registration statement on Form F-3 with the Securities and Exchange Commission in respect of the offering of approximately 3.9 million SBS common shares of which approximately 2.9 million common shares were expected to be sold by selling shareholders and 1 million common shares were expected to be sold by SBS.

SBS will not proceed with the offering due to the recent sale of most of the common shares held by the selling shareholders to institutional investors in private transactions. In addition, SBS has strengthened its financial position through the recent sale of its investment in Lions Gate Entertainment Corp., as well as from its improving financial performance. As a result, the Company has determined not to sell shares at current market prices.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

# # # # #

For further information, please contact:

Investors: Catherine Wang/Michael Smargiassi Brainerd Communicators Tel: +1 212 986 6667 wang@braincomm.com smarg@braincomm.com	Press: Jeff Pryor Pryor Associates 818-382-2233 jeff@pryorpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 11, 2003
SBS BROADCASTING S.A.
		By:	/s/ MARKUS TELLENBACH
		Name:	Markus Tellenbach
		Title:	Chief Executive Officer

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SBS BROADCASTING WITHDRAWS REGISTRATION STATEMENT FOR SECONDARY AND PRIMARY EQUITY OFFERING